UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 11

-K

(Mark One)

X ANNUAL

REPORT PURSUANT TO SECTION

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

__

TRANSITION REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF

1943

For the transition period from ____________

to ____________

Commission File Number:

0-27078

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Henry Schein, Inc. 401(k) Savings Plan

B. Name

of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Henry Schein, Inc.

135 Duryea Road

Melville, New York

11747

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

TABLE OF CONTENTS

Page

Number

Report of Independent Registered Public Accounting Firm
3

Financial Statements:

Statements of Net Assets Available

for Benefits as of December 31, 2019 and 2018
4
Statements of Changes in Net Assets Available

for Benefits for the years ended December 31, 2019

and 2018
5
Notes to Financial Statements
6

Supplemental schedule as of and for the year ended December

31, 2019:

Schedule H, Part IV,

Line 4a - Schedule of Delinquent Participant Contributions

for the year ended December 31,
2019 14
Form 5500, Schedule H, Part IV,

Line 4i - Schedule of Assets (Held at End of Year)

as of December 31, 2019
15

Signature
18

Exhibits:

Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

All other schedules required by Section 2520.103-10 of the U.S.

Department of Labor’s Rules and Regulations for
Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974 have been omitted

because they are not applicable.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants
Henry Schein Inc. 401(k) Savings Plan
Melville, NY

Opinion on the Financial Statements
We have

audited the accompanying

statements of net

assets available for

benefits of the

Henry Schein, Inc.

401(k) Savings Pla

n

(the
“Plan”) as of

December 31,

2019 and 2018

,

the related statement

s

of changes in

net assets available

for benefits for

the years ended
December 31, 2019 and 2018

,

and the related notes (collectively,

the “financial statements”).

In our opinion, the financial

statements
present fairly, in all material respects, the

net assets available for benefits

of the Plan as of

December 31, 2019 and 2018,

and the changes
in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements

are the responsibility of

the Plan’s

management.

Our responsibility is to

express an opinion on

the Plan’s
financial statements based

on our audits.

We are

a public accounting

firm registered with

the Public Company

Accounting Oversight
Board (United

States) (“PCAOB”)

and are

required to

be independent

with respect

to the Plan

in accordance

with the U.S.

federal
securities laws and the applicable rules and regulations of the

Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The
Plan is not

required to have,

nor were we

engaged to perform,

an audit of

its internal control

over financial reporting.

As part of

our
audits we are

required to obtain

an understanding of

internal control over

financial reporting but not

for the purpose

of expressing an
opinion on the effectiveness of the Plan’s

internal control over financial reporting. Accordingly,

we express no such opinion.

Our audits included performing procedures

to assess the risk of

material misstatement of the financial

statements, whether due to error

or
fraud, and performing procedures

that respond to those risks.

Such procedures included examining,

on a test basis, evidence

regarding
the amounts

and disclosures

in the

financial statements.

Our audits

also included

evaluating the

accounting principles

used and
significant estimates

made by the

Plan’s management,

as well as

evaluating the overall

presentation of the

financial statements.

We
believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a-Schedule of Delinquent Participant

Contributions for the year
ended December

31, 2019

and Schedule H,

Line 4i

-Schedule of Assets

(Held at

End of

Year)

as of December

31, 2019

have been
subjected to audit procedures performed in

conjunction with the audit of the

Plan’s financial statements.

The supplemental information
is presented

for the

purpose of

additional analysis

and is

not a

required part

of the

financial statements

but included

supplemental
information required by the Department of

Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement
Income Security

Act of

1974. The

supplemental information

is the

responsibility of

the Plan’s

management. Our

audit procedures
included determining

whether the

supplemental information

reconciles to

the financial

statements or

the underlying

accounting and
other records,

as applicable,

and performing

procedures to

test the

completeness and

accuracy of

the information

presented in

the
supplemental information. In

forming our opinion

on the supplemental

information, we evaluated

whether the supplemental
information, including

its form

and content,

is presented

in conformity

with the

Department of

Labor’s Rules

and Regulations

for
Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974. In our opinion, the

supplemental information is
fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the

Plan’s auditor since 1984.

New York,

New York
June 26, 2020

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
STATEMENTS

OF NET ASSETS AVAILABLE

FOR BENEFITS

December 31, December 31,

2019 2018

Assets
Investments, at fair value (Note 4):
Money market accounts
$ 399,044 $ 597,239
Mutual funds
982,914,655 780,396,846
Common collective trust funds
144,032,727 146,264,020
Common stocks
64,782,656 83,027,048
Total

investments
1,192,129,082 1,010,285,153
Receivables:
Notes receivable from participants 22,430,866 21,387,040
Employer’s contribution (Note 1(b)) 28,372,172 28,004,716
Other 247,196 205,910
Total

receivables
51,050,234 49,597,666
Total

Assets
1,243,179,316 1,059,882,819
Liabilities
Benefits claims payable 111,175 180,261
Net assets available for benefits
$ 1,243,068,141 $ 1,059,702,558
See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
STATEMENTS

OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

Years

Ended

December 31, December 31,

2019 2018

Additions:
Investment income:
Interest and dividends:
Money market fund and mutual funds $ 74,955,760 $ 47,204,878
Net appreciation (depreciation) in fair value of investments:
Mutual funds 134,410,290 (102,506,419)
Common stock (6,068,337) 9,939,825
Total

investment income (loss)
203,297,713 (45,361,716)
Participants’ contributions 58,611,774 57,095,170
Employer’s contribution (Note 1(b)) 28,372,172 28,004,716
Interest income - notes receivable from participants 1,356,091 1,200,133
Total

additions
291,637,750 40,938,303
Deductions:
Benefits paid to participants 107,047,260 85,015,515
Administrative expenses 1,224,907 692,829
Total

deductions
108,272,167 85,708,344
Net increase (decrease) before

transfer from other plans
183,365,583 (44,770,041)
Transfer in from

other plans (Note 1(a))
- 12,212,751
Net increase (decrease) in plan assets
183,365,583 (32,557,290)
Net assets available for benefits, beginning of year
1,059,702,558 1,092,259,848
Net assets available for benefits, end of year
$ 1,243,068,141 $ 1,059,702,558
See accompanying Notes to Financial Statements

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of Plan

The following description of the Henry Schein, Inc. 401(k)

Savings Plan (the “Plan”) provides only general information.

Participants
should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

(a) Nature of Operations

The Plan is a contributory defined contribution 401(k) plan originally effective

January 1, 1970.

The Plan was amended effective
December 26, 1993, to include an Internal Revenue Code Section 401(k) feature.

The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (“ERISA”).

The third-party administrator is Fidelity Investments Institutional Operations
Company, Inc., (the “Administrator

”).

The Plan trustee is Fidelity Management Trust

Company (the “Trustee”).

Eligible employees
are those employed by Henry Schein, Inc. (the “Plan Sponsor” or the “Company”) and certain of the Company’s affiliates (collectively, the “Employer”).

All employees (other than temporary employees) are eligible

to make salary reduction contributions to the Plan upon hire and become
eligible to be credited with Profit Sharing Contributions and the Employer

Match (each as described below) upon completion of a one
year period of service.

Temporary employees are eligible

to make salary reduction contributions to the Plan and to

be credited with
Profit Sharing Contributions and the Employer Match on the first July

1 or January 1 following the completion of a twelve consecutive month period during which the temporary employee is credited with at least one thousand hours of service.

Effective December 1,
2015, if an individual is initially classified as a temporary employee and then is reclassified as a regular participant, the participant is
immediately eligible to make salary reduction contributions to the Plan, and is eligible to be credited with Profit Sharing Contributions and the Employer Match upon the earlier of a completion of a one year period of service or when he or she would have been eligible to
be credited with Profit Sharing Contributions and the Employer Match if he or she would have remained a temporary employee.

During 2018, the Plan was

amended to merge the Ortho Organizers,

Inc. 401(k) Retirement Savings Plan and

the Ortho Technology, Inc.
401(k) Profit Sharing Plan into the Plan. For the

year ended December 31, 2018, $12,212,751 was transferred into the Plan as a result of
these mergers.

(b) Contributions

The Plan provides for a discretionary Employer contribution

(the “Profit Sharing Contribution”) of a percentage of a participant’s base
compensation, as defined under the Plan.

There were no discretionary Profit Sharing Contributions for the years ended

December 31,
2019 and 2018.

The Plan allows employees to elect

to contribute, through payroll deductions, stated percentages from 1% to 50% of

their compensation,
as defined under the Plan, not to exceed $19,000 and $18,500 for years 2019 and 2018, respectively,

in accordance with the deferral
limitations for such years under the Internal Revenue Code (“IRC”).

The Plan also provides for matching contributions (the “Employer
Match”) of 100% of participant 401(k) contributions up to the lesser of 7% or the participant’s deferral

percentage, multiplied by the
participant’s base compensation,

as defined under the Plan.

See Note 8 for discussion of 2020 changes made to the Employer match.

For the 2019 and 2018 Plan years, the

Employer Match was allocated 100% to the participant’s investment elections on file, subject to a
20% allocation limit to the Henry Schein,

Inc. Common Stock Fund.

Participants age 50 or over are permitted to make additional catch-up tax deferred contributions once the participant has reached a limit on those contributions imposed either by the Plan or by law.

The extra amount a participant may contribute may not exceed

$6,000 in
years 2019 and 2018.

Participants may also contribute amounts representing distributions from other qualified defined benefit or
defined contribution plans (rollover).

The Plan provides for the automatic enrollment in the Plan, at a deferral percentage of 3% of compensation, of eligible employees
initially hired by the

Company or its participating affiliates

on or after March

1, 2014, unless the

employee elects not to

make 401(k) plan
contributions or elects to make elective 401(k) plan contributions at a different percentage.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

NOTES TO FINANCIAL STATEMENTS

– (Continued)

(c) Participants’ Accounts

Each participant’s account is credited

with the participant’s salary reduction contributions

and the Employer contributions and an
allocation of net Plan earnings.

Expenses directly related to participant transactions are deducted from the respective participant’s
account.

Participants may direct the investment of their account balances into various investment options by the Plan.

As of December
31, 2019,

the Plan

offered twenty-three mutual funds, increased from twenty

-two mutual funds as of December 31, 2018, and three
common collective trust funds as investment options for participants.

Participants also have the option to direct up to 20% of their account balances to common shares of Henry Schein, Inc., and may have had an investment in the Covetrus, Inc. Stock Fund in 2019

–
see Note 4, Common Stock Funds

for a discussion of the Covetrus, Inc. Stock Fund.

(d) Vesting

Participants are immediately vested in their 401(k) contributions plus actual earnings thereon.

Vesting

in the Profit Sharing
Contribution and the Employer Match, plus actual earnings thereon,

is based on years of continuous service, on a graded scale as follows:

Vested
Vesting

percentage
2 but less than 3 years

20%
3 but less than 4 years

40%
4 but less than 5 years

60%
5 or more years

100%

During 2019, the Plan was amended to provide for the full vesting, effective

February 7, 2019, of any participant who was a “Spinco
Group Employee” pursuant to the merger agreement with respect to the separation and subsequent merger of the Henry Schein Animal
Health Business with Vets

First Choice.

See Note 4, “
Common Stock
” for a discussion of this separation and merger.

(e) Investments
Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

The Plan currently offers mutual funds, common collective

trust funds, and a Company stock fund, subject to certain limitations, as investment options for participants.

(f) Notes Receivable from Participants

Participants may borrow up to a maximum of the lesser of $50,000 or 50% of their vested account balance from their accounts pursuant to rules set forth in the Plan document.

The minimum amount that may be borrowed is $1,000 and only two loans may be made in any
calendar year, and no more than two loans may be

outstanding at any time.

The loans are secured by the balance in the participants’
accounts and bear interest at prevailing

rates.

The loans must be for a

term of five years or less

(ten years if the loan is

for the purpose of
purchasing a principal residence).

Principal and interest are paid ratably through payroll deductions.

If an employee is terminated and has

an outstanding loan balance at the time

of termination, the employee will be permitted to

repay any
outstanding loans directly to the Trustee.

The employee may also roll-over any outstanding loans, as

part of a rollover of the terminated
employee’s entire vested account balance

to certain other retirement plans in which the terminated employee participates.

Notes
receivable from participants are valued at the aggregate of the unpaid principal balance and accrued but unpaid interest at the end of the period. No allowance for credit losses has been

provided as of December 31, 2019 and 2018.

Delinquent participant loans are recorded
as distributions based on the terms of the Plan document.

(g) Payment of Benefits

The Plan provides that, upon termination of service, retirement, disability or death of the participant, a benefit equal to the vested,
nonforfeitable portion of the participant’s

account is distributed as outlined in the Plan.

Participants may also receive in-service or
hardship distributions based on

criteria as described in

the Plan document.

See Note 8 for

discussion of relief provisions

available to plan
participants under the Coronavirus Aid, Relief, and Economic Security

(“CARES”) Act.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

NOTES TO FINANCIAL STATEMENTS

– (Continued)

(h) Administrative Expenses

All reasonable costs, charges and expenses incurred in connection with the administration of the Plan may be paid by the Plan Sponsor but, if not paid by the Plan Sponsor when due, shall be paid from Plan assets.

For the years ended December 31, 2019 and 2018,

the
Plan Sponsor did not use any Plan assets from forfeited accounts to pay costs associated with the Plan.

Amounts reflected in the
statements of changes in

net assets available for

benefits reflect various participant directed

expenses which have been

deducted from the
respective participant accounts.

Effective January 1, 2019, the Plan moved to a flat fee

pricing model, with Fidelity Management Trust

Company, to pay for

plan
administrative services.

The Plan pays a flat administrative

fee equal to $55 for each

participant in the Plan.

Participants’ accounts are
then charged the fee proportionally based on their account balance.

Fees are calculated and deducted quarterly,

and as a result, the
actual fee per participant can vary.

Prior to January 1, 2019, record keeping and administrative services, provided by Fidelity Management Trust Company,

were based
upon fixed basis point pricing.

The pricing was calculated on a quarterly basis on total Plan assets based upon average quarterly assets and was subject to offset for revenue received from Fidelity and non-Fidelity investments as outlined in the previous agreement.

(i) Forfeitures

Forfeiture allocations may be used to offset administrative expenses of the Plan and to reduce the Employer Match.

Forfeited invested
accounts totaled $608,734 and $484,031 at December 31,

2019 and 2018,

respectively, and are included

primarily in the Fidelity
Retirement Money Market account in the statements of net assets available for benefits.

Forfeitures in the amount of $773,621 and
$650,551 will be or have been used to offset Employer

contributions for the years ended December 31, 2019

and 2018,

respectively.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

affect the reported amounts of assets and liabilities and

changes therein
and disclosure of contingent assets and liabilities.

Actual results could differ from those estimates.

Investment Valuation

and Income Recognition

Investments are stated at fair value based upon quoted market prices.

Gains and losses on investment transactions are recognized when realized based on trade dates.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized appreciation
(depreciation).

Interest income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date.

Risk and Uncertainties

The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit and overall market volatility.

Due to the level of risk associated with certain investment securities,

it is reasonably possible that changes in the values of
investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the
amounts reported in the financial statements.

The Plan’s investments are

not insured or protected by the Plan’s

Trustee, or any other
governmental agency; accordingly, the Plan is subject

to the normal investment

risks associated with money market

funds, mutual funds,
stocks, bonds, and other similar types of investments.

At December 31, 2019 and December 31, 2018, two investments

comprised
25.3%

and 24.8% of net assets available for benefit, respectively.

Payment of Benefits

Benefits are recorded when paid.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

NOTES TO FINANCIAL STATEMENTS

– (Continued)

Note 3 – Tax

Status

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated April 24, 2017, that the Plan, which was amended and restated effective as of January 1, 2015,

with certain amendments effective on subsequent dates, and relate

d

trust are
designed in accordance with the

applicable sections of the IRC.

Previous determination letters were received by

the Plan dated April 26,
2013 and June 1, 2005.

Although the Plan has been amended since receiving the determination letter,

the Plan Administrator believes
that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The related trust,
therefore, is not subject to tax under present income tax law.

Accordingly, no provision for

income taxes has been included in the
Plan’s financial statements.

The Plan Administrator has analyzed

the tax positions taken by

the Plan and has concluded

that as of December 31,

2019 and 2018, there
are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however,

there are currently no audits for any tax periods in
progress.

Note 4 – Fair Value

Measurements

Financial Accounting Standards Board (“FASB”)

Accounting Standards Codification (“ASC”) 820 defines fair value as the price that
would be received to sell an asset or paid to transfer a

liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a fair value hierarchy that distinguishes between (1)

market participant assumptions developed based on
market data obtained from independent sources (observable inputs)

and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for
identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value
hierarchy under ASC 820 are described as follows:

·

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement
date.

·

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability,

either directly or
indirectly.

Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or
similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or
liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

·

Level 3 - Inputs that are unobservable for the asset or liability.

The following section describes the valuation methodologies that were used to measure different financial instruments at

fair value,
including an indication of the level

in the fair value hierarchy in

which each instrument is classified.

There have been no changes in

the
methodologies used at December 31, 2019 and 2018.

Money Market Accounts

Funds held in money market accounts are valued at the net asset value of shares held by the Plan as of December 31, 2019 and

2018,
which approximates fair value and are classified as Level 1 within the fair value hierarchy at December 31, 2019 and 2018.

Mutual Funds

Mutual funds are valued

at the net asset

value of shares held

by the Plan as

of December 31, 2019 and

2018.

The Company has classified
its mutual fund holdings as Level 1 within the fair value hierarchy based upon unadjusted quoted prices in active markets for identical assets or liabilities that were accessible at December 31, 2019 and 2018.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

NOTES TO FINANCIAL STATEMENTS

– (Continued)

Common Stock Funds

The Henry Schein, Inc. Common Stock Fund is a unitized stock fund.

The fund consists of both Henry Schein, Inc. common stock and a short-term cash component that provides liquidity for daily trading.

Henry Schein, Inc. common stock is valued at the quoted market price from a national securities exchange and the short-term cash investment is valued at cost, which approximates fair value.

The
Henry Schein, Inc. Common Stock Fund is classified within Level 1 of the fair value hierarchy based upon unadjusted quoted

prices in
active markets for identical assets or liabilities that were accessible at December 31, 2019 and 2018.

The Henry Schein, Inc. common
stock component of $61,003,364 and $83,027,848 is included

within “Common stocks” on the Statement of Net Assets Available for
Benefits and the short-term cash component of

$389,876 and $597,239 is included within “Money

market accounts” on the Statement of
Net Assets Available

for Benefits as of December 31, 2019 and 2018.

On February 7, 2019, the Company completed the separation and subsequent merger of the Henry Schein Animal Health Business with
Vets

First Choice.

This merger was accomplished by a series of transactions among the Company, Vets

First Choice, Covetrus, Inc.
(f/k/a HS Spinco, Inc. “Covetrus”), a

wholly owned subsidiary of Henry

Schein, Inc. prior to February 7,

2019 and HS Merger Sub, Inc.,
a wholly owned subsidiary of Covetrus.

Following the separation and merger,

Covetrus was an independent, publically traded
company on the Nasdaq Global Select Market.

As a result of this separation and merger,

the Plan received a distribution in the form of a certain number of shares of Covetrus, Inc.
common stock (“Covetrus Stock”) for each share of the Company’s common stock, par value $.01 per share held in the Henry Schein,
Inc. Common Stock Fund and the

Plan was amended to establish a “Covetrus,

Inc. Stock Fund” to hold this distribution.

The Covetrus,
Inc. Stock Fund was frozen immediately to additional contributions and transfers into such fund, although Plan participants were
permitted to transfer amounts from the Covetrus, Inc. Stock Fund to other investment options under the Plan prior to its termination.

The Covetrus, Inc. Stock Fund was terminated effective February

7, 2020.

The Covetrus, Inc. Stock Fund was an investment vehicle
intended to invest solely in

shares of Covetrus Stock that

were received by the Plan

as a result of the

separation and merger, except to the
extent short-term liquid investments are necessary to satisfy the Covetrus,

Inc. Stock Fund’s cash needs for

transfers and payments

The Covetrus, Inc. common stock component of $3,779,292

is included within “Common stocks” on the Statement of Net

Assets
Available for Benefits

and the short-term cash component of $9,168 is included within “Money market accounts” on the Statement of
Net Assets Available

for Benefits as of December 31, 2019.

Common Collective Trust Funds

The Common Collective Trust Funds are valued at net asset value per unit as a practical expedient, which is calculated based on the fair
values of the underlying investments held by the fund less its liabilities as reported by the issuer of the fund.

The practical expedient is
used for purposes of these statements, but is not used in situations when it is determined to be probable that the fund will sell the
investments for an amount different than the reported

net asset value.

The fund’s primary investment objectives

are to maximize
current income and maintain principal stability.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

NOTES TO FINANCIAL STATEMENTS

– (Continued)

The following tables present the Company’s

investments that are measured and recognized at fair value on a recurring basis classified
under the appropriate level of the fair value hierarchy as of December

31, 2019 and 2018:

December 31, 2019

Level 1 Level 2 Level 3 Total
Investments:
Money market accounts $ 399,044 $ - $ - $ 399,044
Mutual funds 982,914,655 - - 982,914,655
Henry Schein, Inc. Common Stock Fund 61,003,364 - - 61,003,364
Covetrus, Inc. Common Stock Fund 3,779,292 - - 3,779,292
Total investments in the fair

value hierarchy
$ 1,048,096,355 $ - $ - $ 1,048,096,355
Investments measured at net asset value:
Common collective trust funds
(1)
- - - 144,032,727
Total investments at fair

value
$ 1,048,096,355 $ - $ - $ 1,192,129,082

December 31, 2018

Level 1 Level 2 Level 3 Total
Investments:
Money market accounts $ 597,239 $ - $ - $ 597,239
Mutual funds 780,396,846 - - 780,396,846
Henry Schein, Inc. Common Stock Fund 83,027,048 - - 83,027,048
Total investments in the fair

value hierarchy
$ 864,021,133 $ - $ - $ 864,021,133
Investments measured at net asset value:
Common collective trust funds
(1)
- - - 146,264,020
Total investments at fair

value
$ 864,021,133 $ - $ - $ 1,010,285,153

(1)

This class represents investments in the T.

Rowe Price Stable Value

Common Trust Fund (“Stable Value

Fund”), Prudential
Core Plus Bond Fund (“Prudential Fund”) and the BlackRock Strategic

Completion Non-Lendable Fund M (“BlackRock
Fund”) that are measured at fair value using the net asset value per unit (or its equivalent) and have not been categorized in the fair value hierarchy.

The Stable Value

Fund invests primarily in guaranteed investment contracts, separate account contracts, fixed income securities, wrapper contracts, and short-term investmen

ts.

The Prudential Fund invests primarily in U.S
Treasury,

agency, corporate,

mortgage-backed, and asset-backed securities.

The BlackRock Fund invests primarily in U.S.
Treasury Inflation Protected Securities, real estate

investment trusts, and commodities.

The fair value amounts presented in
this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net
assets available for benefits.

During the years ended December 31, 2019 and 2018, there were no transfers of investments between the levels of the fair

value
hierarchy.

The valuation methods as described above may produce a fair

value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other
market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in

a different fair value measurement at the reporting date.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

NOTES TO FINANCIAL STATEMENTS

– (Continued)

The following tables set forth additional disclosures of the Plan’s investments that have fair value estimated using net asset

value:

Fair Value

Estimated Using Net Asset Value

Per Share

December 31, 2019

Fair Value*
Unfunded
Commitment
Redemption
Frequency
Other
Redemption
Restrictions
Redemption
Notice Period
Investment:
T. Rowe Price Stable

Value

Common
Trust Fund
$ 50,435,333 $ n/a Daily n/a 12 months
Prudential Core Plus Bond Fund 72,295,988
n/a Daily n/a
n/a
BlackRock Strategic Completion
Non-Lendable Fund M
21,301,406 n/a Daily n/a n/a
Fair Value

Estimated Using Net Asset Value

Per Share

December 31, 2018

Fair Value*
Unfunded
Commitment
Redemption
Frequency
Other
Redemption
Restrictions
Redemption
Notice Period
Investment:
T. Rowe Price Stable

Value

Common
Trust Fund
$ 49,896,108 $ n/a Daily n/a 12 months
Prudential Core Plus Bond Fund
69,223,611 n/a Daily n/a
n/a
BlackRock Strategic Completion
Non-Lendable Fund M
27,144,301 n/a Daily n/a n/a
*
The fair value of the investments have been estimated using the net asset value of the investment.

Note 5 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time
and to terminate the Plan subject to ERISA.

In the event of Plan termination, participants will become 100%

vested in their accounts.

Note 6 – Party-in-Interest Transactions

The Plan invests in

shares of funds managed by

an affiliate of the Trustee as defined

by the Plan and, therefore,

these transactions in such
investments qualify as party-in-interest.

The Plan invests in the common stock of Henry Schein, Inc., and

Covetrus, Inc. which are a
parties-in-interest and related parties to the Plan.

Notes receivable from participants also qualify as party-in-interest transactions.

Note 7 – Delinquent Participant Contributions

The Company failed to timely remit certain contributions and loan repayments to the Plan in a timely manner, according to Department of Labor regulations, in the amount of $87,509 for contributions and $11,414 for loan repayments in 2018.

The Company has remitted
the principal amount, and has calculated and remitted lost earnings to the Plan.

This transaction constitutes a prohibited transaction as
defined by ERISA.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

NOTES TO FINANCIAL STATEMENTS

– (Continued)

Note 8 – Subsequent Events

In preparing the financial statements, Plan management has evaluated events and transactions for potential recognition or disclosure through June 26, 2020, the date the Plan’s

financial statements are available to be issued.

In March 2020, the World

Health Organization declared the Novel Coronavirus disease

2019 (“COVID-19”) a pandemic.

The
on-going COVID-19 pandemic in the world triggered significant events and substantial volatility in world financial markets that have had a significant negative impact on

foreign and domestic financial markets.

Since the values of the

Plan’s individual investments have
and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined.

On March 27, 2020, President Trump signed

into law the CARES Act.

The CARES Act, among other things, includes several relief
provisions available to tax-qualified retirement plans and their participants.

Plan management has evaluated the relief provisions
available to Plan participants under the CARES Act and has implemented the following provisions:

•Special Coronavirus Related Distributions for qualified individuals

(impacted by COVID-19 as set forth in the CARES Act) up to
$100,000 before December 31, 2020
• Increased

the available loan amount as described in Note 1 for qualified individuals to the lesser of $100,000 or 100% of the
participant’s vested account balance

for loans made from the date the CARES Act was enacted

through September 22, 2020
• Extended the period for loan repayments otherwise due between the date the CARES Act was enacted and December 31, 2020,

if
applicable, up to one year

• Suspended required minimum distributions for 2020

On May 1, 2020, the Plan was amended to (i) suspend all matching contributions for all quarters commencing with the quarter that
begins on June 28, 2020, (ii) provided for the recognition of prior service for employees of an acquired entity,

and (iii) provided for the
elective transfer of any Eligible Employee’s

account balance under Modern Laboratory Services 401(k) Plan into the Plan.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

SCHEDULE H, PART

IV,

LINE 4a

DELINQUENT PARTICPANT

CONTRIBUTIONS

(EIN: 11-3136595

Plan Number: 003)

DECEMBER 31, 2019

Total That Constitutes Non-Exempt Prohibited Transactions
Contributions Total Fully
Contributions Pending Corrected Under
Participants Contributions Contributions Not Corrected Correction in VFCP and PTE
Transferred Late to the Plan
Corrected Outside VFCP* VFCP 2002-51
Check here if Late Participant Loan
Repayments are included:
[x] 2018 $

98,923

$

98,923

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

FORM 5500, SCHEDULE H, PART

IV,

LINE 4i SCHEDULE OF ASSETS

(HELD AT END OF

YEAR)

(EIN: 11-3136595

Plan Number: 003)

DECEMBER 31, 2019

(a) (b) (c) (d) (e)
Description of investment
including maturity date, rate
Identity of issue, borrower, of interest, collateral, par or lessor or similar party maturity value Cost Current Value
Money market/cash and cash equivalents:

* Fidelity Government Money Market Fund 399,044 money market fund shares with no set rate of interest and no maturity value. a $
399,044
** Common Stock Funds:

Henry Schein, Inc. Common Stock Fund
943,971 units.

There is no maturity date, rate of interest,
collateral, par or maturity value.
a $ 61,003,364
Covetrus, Inc. Common Stock Fund
288,655 units.

There is no maturity date, rate of interest,
collateral, par or maturity value.
a 3,779,292
Total Common Stock Funds
64,782,656
Common Collective Trust Funds:
T. Rowe Price Stable Value

Common Trust Fund
- Class A
50,435,332 units.

There is no maturity date, rate of
interest, collateral, par or maturity value.
a $ 50,435,333
Prudential Core Plus Bond Fund
406,865 units.

There is no maturity date, rate of interest,
collateral, par or maturity value.
a 72,295,988
BlackRock Strategic Completion Non-Lendable
Fund M
1,825,782 units.

There is no maturity date,

rate of interest,
collateral, par or maturity value.
a 21,301,406

Total common collective trust funds

144,032,727
Shares of registered investment companies:

* Fidelity Spartan 500 Index Institutional Fund
1,557,653 mutual fund shares.

There is no maturity

date, rate of interest, collateral, par or maturity value. a $ 174,488,383
AF Growth Fund of America R6
2,607,423 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 133,317,561
* Fidelity Freedom Index 2030 Fund - Class W
6,288,306 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 107,530,037
Vanguard

Total Intl. Stock Index Fund
617,874 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 73,817,512
*
Fidelity Freedom Index 2040 Fund - Class W
3,950,419 mutual fund shares.

There is no maturity

date, rate of interest, collateral, par or maturity value. a 72,134,651
Dodge & Cox Stock Fund
341,870 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 66,240,741
*

Funds are managed by an affiliate of Fidelity Management Trust Company,

a party-in-interest as defined by ERISA.
**

A party-in-interest as defined by ERISA.
a

The cost of participant-directed investments is not required to be disclosed

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

FORM 5500, SCHEDULE H, PART

IV,

LINE 4i SCHEDULE OF ASSETS (Continued)

(HELD AT END OF

YEAR)

(EIN: 11-3136595

Plan Number: 003)

DECEMBER 31, 2019

(a) (b) (c) (d)

(e)

Description of investment

including maturity date, rate
Identity of issue, borrower, of interest, collateral, par or lessor or similar party maturity value Cost Current Value

Shares of registered investment companies

(continued):
* Fidelity Freedom Index 2020 Fund - Class W
3,887,336 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 57,960,191

Vanguard

Small Cap Index Institutional
637,559 mutual fund shares.

There is no maturity

date, rate of interest, collateral, par or maturity value. a 50,603,076
Vanguard

Total Bond Market Index Fund
4,277,107 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 46,709,543
* Fidelity Freedom Index 2050 Fund - Class W
2,044,585 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 38,785,787
*
Fidelity Diversified Intl. Fund

- Class K6
3,348,555 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 38,776,270
Neuberger Berman Genesis Trust
598,059 mutual fund shares.

There is no maturity

date, rate of interest, collateral, par or maturity value. a 34,938,658
* Fidelity Low Priced Stock Fund - Class K6
2,804,408 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 33,877,252
* Fidelity Freedom Index 2025 Fund - Class W
709,482 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 11,692,276
*

Funds are managed by an affiliate of Fidelity Management Trust Company,

a party-in-interest as defined by ERISA.
**

A party-in-interest as defined by ERISA.
a

The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

FORM 5500, SCHEDULE H, PART

IV,

LINE 4i SCHEDULE OF ASSETS (Continued)

(HELD AT END OF

YEAR)

(EIN: 11-3136595

Plan Number: 003)

DECEMBER 31, 2019

(a) (b) (c) (d) (e)
Description of investment
including maturity date, rate
Identity of issue, borrower, of interest, collateral, par or lessor or similar party maturity value Cost Current Value
Shares of registered investment companies

(continued):
* Fidelity Freedom Index 2010 Fund - Class W
829,372 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 10,864,784
* Fidelity Freedom Index 2035 Fund - Class W
515,721 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 9,489,272
* Fidelity Freedom Index 2060 Fund - Class W
476,325 mutual fund shares.

There is no maturity

date, rate of interest, collateral, par or maturity value. a 6,282,732
*
Fidelity Freedom Index Income Fund

433,458 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 5,136,479
* Fidelity Freedom Index 2045 Fund - Class W
245,642 mutual fund shares.

There is no maturity

date, rate of interest, collateral, par or maturity value. a 4,652,468
* Fidelity Freedom Index 2015 Fund - Class W
247,488 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 3,427,710
* Fidelity Freedom Index 2055 Fund - Class W
122,040 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 1,902,607
* Fidelity Freedom Index 2005 Fund - Class W
20,000 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 261,009
* Fidelity Freedom Index 2065 Fund - Class W
2,411 mutual fund shares.

There is no maturity
date, rate of interest, collateral, par or maturity value. a 25,656
Total value of registered investment companies 982,914,655
Total Investments

$ 1,192,129,082

** Notes Receivable from Participants
Fully secured loans with interest charges at current

-0- $ 22,430,866
commercial rates (current loans range from 4.25% to
9.75% maturing through December 6, 2029)

*

Funds are managed by an affiliate of Fidelity Management Trust Company,

a party-in-interest as defined by ERISA.
**

A party-in-interest as defined by ERISA.
a

The cost of participant-directed investments is not required to be disclosed.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934,

the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HENRY SCHEIN, INC. 401(k) SAVINGS

PLAN
Dated: June 26, 2020 /s/ Lorelei McGlynn

Lorelei McGlynn

Chairperson of the 401(k) Plan Administrative Committee